Mail Stop 60-10


	June 21, 2005


Mr. Wallace C. Kou
Chief Executive Officer
Silicon Motion Technology Corporation
No. 20-1, Taiyuan St.
Jhubei City, Hsinchu County 302, Taiwan

Re:	Silicon Motion Technology Corporation
	Registration Statement on Form F-1
	Filed June 9, 2005 and as amended June 14, 2005 and June 15,
2005

Dear Mr. Kou:

      We have reviewed your submission and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.


Exhibit 5.1

1. We note that the legal opinion states that it is "issued solely for your benefit and is not to be relied upon by any other person
.. .
.. ." Your registration statement must include an opinion on which investors can rely. Please revise accordingly.


*  *  *  *  *  *  *



As appropriate, please revise your submission in response to this comment. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised submission that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised submission and your response to our comment.

      Please contact Donald C. Hunt at (202) 551-3647 or me at
(202)
551-3800 with any questions.


	Sincerely,



	Peggy Fisher
	Assistant Director


cc (via fax):  Christopher H. Cunningham - Preston Gates & Ellis
LLP

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Mr. Wallace C. Kou
Silicon Motion Technology Corporation
June 21, 2005
Page 1